February 9, 2015

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Attn: Christina Chalk, Senior Special Counsel

Re:	Brookfield Residential Properties Inc.

Schedule 13E-3 filed January 13, 2015

Filed by Brookfield Asset Management Inc., et al. File No. 5-86175

Dear Ms. Chalk:

On behalf of our client, Brookfield Residential Properties Inc. (“Brookfield Residential”), as well as on behalf of Brookfield Asset Management Inc. (“Brookfield Asset Management”) and 1927726 Ontario Inc. (the “Purchaser”) and, together with Brookfield Residential and Brookfield Asset Management, the “Filing Persons”, we have set forth below their responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated February 3, 2015 relating to the Rule 13e-3 transaction statement on Schedule 13E-3, initially filed by the Filing Persons on January 13, 2015 (together with the exhibits thereto, the “Schedule 13E-3”).  For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment to their Schedule 13E-3 (“Amendment No. 1”).  Amendment No. 1 contains the revisions to Schedule 13E-3 described in this letter.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13E-3.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

Schedule 13E-3 - General

1.	As we understand the Repurchase Election, Resident Shareholders can elect to have their common shares purchased by Brookfield Residential instead of receiving their consideration under the Arrangement from Purchaser. In your response letter, explain why this is not a tender offer. In addition, explain why this option is only available for Canadian shareholders and what benefits it affords them, and whether such benefits would be available to US persons if they were permitted to utilize the Repurchase Election.

Repurchase Election is not a Tender Offer

The Filing Persons do not believe that the Repurchase Election is a tender offer under the U.S. rules.  Indeed, the Filing Persons do not believe the Repurchase Election should be characterized as an offer for Resident Shareholders’ common shares at all, as they would be acquired by virtue of the Arrangement.  The Repurchase Election is a choice provided to each Resident Shareholder as to how such Resident Shareholder will receive payment of such Shareholder’s Consideration under the Arrangement in the event that the Arrangement becomes effective.  In this way, it is not unlike the choice found in most Letters of Transmittal in the United States, enabling former shareholders of merged companies to elect to have merger consideration delivered to a different address or to a different payee.

The Arrangement, a statutory business combination provided for under the Ontario Business Corporation Act (“OBCA”), is subject to certain conditions including, among others, the Arrangement Resolution having been approved and adopted by the Shareholders at the Meeting and approval by the Ontario Superior Court of Justice.  If the conditions to the Arrangement are met, at the time the Arrangement becomes effective, Shareholders would cease to be holders of Common Shares and would only be entitled to receive the Consideration (in the same form and the same amount) provided for under the Arrangement (or, in the case of Shareholders who properly exercise their dissent rights, to receive fair value in accordance with the applicable provisions of the OBCA, as modified by the Plan of Arrangement and Interim Order).  The Consideration paid to Shareholders under the Arrangement would be funded by the Purchaser for all Shareholders regardless of the payment mechanism.

Resident Shareholders may elect to receive payment through the Repurchase Election.  A Resident Shareholder may elect this payment mechanism regardless of whether such Shareholder votes for the Arrangement, against the Arrangement, abstains or does not vote at all.  Election is made through checking a box on the Letter of Transmittal accompanying the Circular (proxy materials) and required to be completed by all Registered Shareholders.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

The Repurchase Election is a payment method occasionally made available in plans of arrangement under the OBCA.  The Repurchase Election is not designed to obtain the Shares (as would be the case in a typical tender offer) but instead to provide Resident Shareholders with an alternative payment mechanism in the context of a statutory business combination: as discussed above, all Shareholders will already have ceased to be holders of Common Shares by virtue of the Arrangement at the time the Repurchase Election is effective.  Resident Shareholders are not being given the right to sell their Common Shares to Brookfield Residential if the Arrangement is not approved and is not effective, rather it is simply the right to receive payment of the Consideration from Brookfield Residential if the Arrangement is effective.

In addition to arising in the context of a statutory business combination, the Repurchase Election does not constitute a tender offer pursuant to the “eight factor” test cited in the case of Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979): (1) there has been and will be no active and widespread solicitation of public shareholders to exercise the Repurchase Election (the only solicitation has been seeking approval of the Arrangement Resolution at the Meeting and the Filing Parties are indifferent as to whether any Shareholder exercises the Repurchase Election); (2) there has been and will be no solicitation of a substantial percentage of Shareholders to exercise the Repurchase Election (the Filing Parties are indifferent as to whether any Shareholder exercises the Repurchase Election); (3) there is no premium over market for exercising the Repurchase Election (any premium to be received relates to the Consideration to be received by all Shareholders in the event the Arrangement is implemented); (4) the ability to exercise the Repurchase Election is not contingent on the exercise of this election by holders of a certain number or percentage of Common Shares; (5) the Repurchase Election is not open for only a limited period of time but available until 5:00 p.m. two business days prior to the Meeting in connection with the Arrangement (the ability to make the election is contained in the Letter of Transmittal provided to holders with the Circular and first filed on January 13, 2015 – 55 days prior to the scheduled date of the Meeting); (6) Shareholders are not under any pressure to make the Repurchase Election (again, the Filing Persons are indifferent as to whether or not this election is made by any Shareholders); and (7) there are no public announcements of a purchasing program that precedes or accompanies a rapid accumulation of large amounts of Brookfield Residential’s securities.  The only factor of the eight factors implicated by the Repurchase Election is that the terms of the Repurchase Election are firm rather than negotiable.

In applying the eight factor test, courts have stated that the question of whether a “tender offer” is present for purposes of the tender offer regulations turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that in the absence of disclosure and procedural requirements contained under the U.S. tender offer rules there would be a substantial risk that the offeree will lack the information needed to make an investment decision with respect to the transaction.  The Filing Persons believe that there is no substantial risk that the offeree will lack the information needed to make an investment decision as a result of (A) the disclosure resulting from compliance with applicable Canadian regulation for plans of arrangement pursuant to the OBCA and the requirements of Exchange Act Rule 13e-3 and Schedule 13E-3 and (B) the procedural safeguards present in plans of arrangement under the OBCA (including, among others, approval of the terms of the Arrangement by the Ontario Superior Court of Justice, approval of the Arrangement Resolution by a majority of the minority at the Meeting and the receipt and disclosure by Brookfield Residential of a formal valuation report prepared by an independent third party.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

While the Filing Persons acknowledge that the Staff of the SEC has taken the position in certain circumstances that put rights may be considered to be tender offers when the exercise of such put right constitutes an investment decision made by the holders, the Repurchase Election is distinguishable from such rights (including the right to elect cash in the context of a U.S. statutory merger or the statutory put right available in certain non-U.S. jurisdictions following the termination of a successful voluntary tender offer), because here the Shareholders have neither the opportunity (A) to retain their Common Shares (as holders who do not elect to put shares pursuant to a statutory put right (or a poison put right) would) nor (B) to elect a different form of consideration.  Here there is no investment decision made, rather it is an administrative decision made as to the mechanism to receive payment by a Resident Shareholder for purposes of such Shareholder’s own and unique tax purposes.  If the Arrangement becomes effective, Shareholders will be cashed out for the Consideration (or, in the case of Dissenting Shareholders, appraisal rights), the only question is the means of payment and resulting tax treatment that may be elected by individual holders.

For the reasons set forth above, the Filings Persons believe that the Repurchase Election is not a tender offer.

Limitation of the Repurchase Election to Resident Shareholders; Potential Tax Benefits

As a result of choosing the Repurchase Election, a portion of the Consideration paid to the relevant Shareholder would be treated as a dividend for Canadian tax purposes, rather than a capital gain.  The benefits and consequences to a particular Shareholder of utilizing the Repurchase Election would depend upon the facts and circumstances of the particular Shareholder, including such Shareholder’s jurisdiction of residence.

As a matter of law, the Repurchase Election can be made available to Shareholders resident outside of Canada for tax purposes.  However, for Canadian tax purposes, a U.S. Shareholder (and other non-Resident Shareholders) would generally be disadvantaged by making the Repurchase Election, because a U.S. Shareholder (or other non-Resident Shareholder) who did not make a Repurchase Election and held the shares on capital account would not be subject to Canadian income or withholding tax on the sale to the Purchaser under the Arrangement (as described in the section titled Tax Considerations – Shareholders Not Resident in Canada – Disposition of Common Shares for the Consideration, beginning on page 58 of the Circular), but a U.S. Shareholder (or other non-Resident Shareholders) who made the Repurchase Election would be subject to Canadian withholding tax on a portion of the Consideration received.  For U.S. tax purposes, the treatment of U.S. Shareholders who make the Repurchase Election would generally be the same as the treatment of U.S. Shareholders who do not make the election.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

It is possible, however, that certain U.S. Shareholders who also own stock in Brookfield Asset Management (and consequently will indirectly hold an interest in Brookfield Residential before and after the Arrangement on account of Brookfield Asset Management’s ownership of Brookfield Residential) would recognize dividend income for U.S. tax purposes equal to the full amount of the Consideration if they did not make the Repurchase Election, but would recognize capital gain or loss on the disposition of their Shares for U.S. tax purposes if they did make the Repurchase Election. This treatment would generally apply to U.S. Shareholders who as a result of the Arrangement increase their aggregate direct and indirect interest in Brookfield Residential. The Filing Persons believe that it is unlikely that more than a limited number of U.S. Shareholders meet this description. If any U.S. Shareholders would as a result of the Arrangement increase their aggregate direct and indirect interest in Brookfield Residential, whether making the Repurchase Election and recognizing capital gain or loss rather than recognizing dividend income for U.S. tax purposes but incurring a Canadian withholding tax would be advantageous would depend on the Shareholder’s individual situation.

Given the highly specific circumstances in which the Repurchase Election may be of benefit to U.S. Shareholders, it was not known to be a realistic benefit to U.S. Shareholders. We are unaware of any requirement in the context of a statutory business combination that precludes the Filing Persons from treating Shareholders differently with respect to a payment mechanism, such as the Repurchase Election. However, the Filing Persons have further considered this payment mechanism and, after conferring with Canadian and U.S. tax counsel, given the potential that the Repurchase Election may in certain highly specific circumstances be advantageous to a small number of U.S. Shareholders (if any), have decided to make it available to all Shareholders and have revised the disclosure in Items 1, 4 and 7 of the Schedule 13E-3, accordingly.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

Summary Term Sheet – Interests of Certain Persons in the Arrangement, page 8

2.	Instead of simply noting that certain directors and officers of Brookfield Residential have interests in the Arrangement different from other shareholders, summarize those interests here.

In response to the Staff’s comment, Brookfield Residential has revised the disclosure in Item 1 of the Schedule 13E-3.

Effects of the Transaction, page 14

3.	Please revise to discuss here or later in the disclosure document the tax effects for each Exchange Act Rule 13e-3 filing person. Refer to Item 7 of Schedule 13E-3 and Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 7(d) of Schedule 13E-3.

Brookfield Residential’s Purposes, Alternatives, and Reasons, page 14

4.	Please describe in greater detail the alternatives that Brookfield Residential considered. Disclose the perceived risks with respect to the alternative of continuing to operate the company as an independent entity and why the Special Committee and the Board rejected this alternative.

In response to the Staff’s comment, Brookfield Residential has revised the disclosure in Item 7(b) of Schedule 13E-3.

Certain Unaudited Financial Projections, page 33

5.	Summarize the material assumptions and key limitations on the projections presented here.

In response to the Staff’s comment, Brookfield Residential has revised the disclosure in Item 15(c) of Schedule 13E-3.

Holdco Alternative, page 41

6.	Please provide further clarification, with a view to additional disclosure, about how the Holdco Alternative works. Your explanation should additionally describe the benefits of this alternative and how it differs from participating under the Arrangement and why it is available only to Canadian shareholders.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

The Filing Persons respectfully advise the Staff that the Holdco Alternative is an alternative that is utilized in Canadian transactions to enable shareholders to undertake certain transactions prior to the acquisition by the purchaser pursuant to a plan of arrangement in order to reduce the capital gain that would otherwise be realized for Canadian tax purposes on the disposition of the shares of a company to a purchaser.  Non-Canadian Shareholders who hold Shares on capital account are not subject to Canadian income tax in respect of capital gains realized in the Arrangement, and the Holdco Alternative does not serve any purpose or provide an advantage to such Shareholders.  Here, the Holdco Alternative will be available in the event that the Arrangement is implemented and Shareholders will not be entitled to sell their Common Shares indirectly to the Purchaser through the Holdco Alternative in the event that the Arrangement is not effected.  The benefits and consequences to a particular Shareholder of utilizing the Holdco Alternative will depend upon the facts and circumstances of the particular Shareholder, and for this reason a description of the tax consequences to any Shareholder of choosing the Holdco Alternative is not provided.  However, in response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 4(a) of the Schedule 13E-3 to clarify the potential tax benefits of the HoldCo Alternative as opposed to a sale of Company shares directly to the Purchaser and to explain why it is made available only to Shareholders resident in Canada.

Information Concerning Brookfield Asset Management Filing Persons, page 63

7.	Provide additional details about the relationship between Partners Value Fund Inc. and the filing persons on the Schedule 13E-3. We may have additional comments after reviewing your response.

The Filing Persons respectfully advise the Staff that 49% of the common shares of Partners Value Fund Inc. (“Partners Value Fund”) is owned by Partners Limited.  In addition, a number of current and former senior executives of Brookfield Asset Management and its affiliates additionally own, on an individual basis, approximately 41% of the common shares of Partners Value Fund.  Partners Value Fund has a direct ownership interest in 3,065,583 Class A Limited Voting Shares of Brookfield Asset Management (the “Class A Shares”) and an indirect ownership interest in 53,160,644 Class A Shares through Partners Value Split Corp., a wholly owned subsidiary of Partners Value Fund.  Partners Value Fund’s business purpose is to provide its shareholders with an efficiently financed ownership interest in Class A Shares.  The preferred shares of Partners Value Split Corp. are predominantly owned by unaffiliated public investors.  Directly and indirectly, Partners Value Fund owns 56,226,227 Class A Shares, representing approximately 9.0% of such class of shares.

Other than its indirect relationship through Brookfield Asset Management, Partners Value Fund does not have any relationship with the other Filing Persons on the Schedule 13E-3.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

Exhibit (c)(2) - Morgan Stanley Special Committee Discussion Materials

8.	Please tell us why you have not summarized the analyses featured on pages 27-30 of the discussion materials filed as
Exhibit (c)(2) to the Schedule 13E-3. Clarify in your disclosure what impact these analyses had on Morgan Stanley’s opinion.

With respect to the DCF analysis and related WACC calculation contained on pages 29 and 30 of Morgan Stanley’s Preliminary Presentation, dated December 14, 2014, the Filing Persons respectfully refer the Staff to the description in the fourth bullet point under the section titled “Special Factors – Summary of Valuation and Fairness Opinion – Other Considerations” beginning on page 31 of the Circular, which summarizes the discount rate range utilized in the DCF analysis and the results of that analysis in the Preliminary Presentation.  The Filing Persons believe that the summary of pages 29-30 of the Preliminary Presentation in the fourth bullet point on page 31 of the Circular satisfies the disclosure requirements of Item 1015(b)(6) of Regulation M-A.  In addition, we respectfully further note that Morgan Stanley did not base its Valuation and Fairness Opinion, dated December 23, 2014, on the Preliminary Presentation or on the Updated Preliminary Presentation, dated December 19, 2014, that is also described in the section titled “Special Factors – Summary of Valuation and Fairness Opinion – Other Considerations” beginning on page 31 of the Circular; rather, the material analyses subsequently performed by Morgan Stanley for purposes of rendering the Valuation and Fairness Opinion are summarized in great detail on pages 24-30 of the Circular.  Accordingly, the Filing Persons respectfully submit that no further disclosure is required with respect to the DCF analysis or related WACC calculation in the Preliminary Presentation.

With respect to Brookfield Residential’s projections on pages 27-28 of Morgan Stanley’s Preliminary Presentation filed as Exhibit (c)(2) to the Schedule 13E-3, the Filing Persons believe that all material line items from the projections have been included in the Circular.  The information that is contained in the projections of future operating results but not included in the summary of the projections set forth in the Circular consists primarily of details regarding the composition of certain line items which would not typically appear in a financial statement presentation.  For example, items comprising Unlevered Free Cash Flow are contained in the complete projections set forth in the presentation.  The Filing Persons did not include in the Circular every line item of the projected financial information for several reasons:

•	The Filing Persons do not believe that it is customary or advisable to disclose each line item of financial projections that were not prepared by management with a view to public disclosure.

•	The Filing Persons believe that presentation of this level of detail would not meaningfully increase the reader’s understanding of Brookfield Residential’s future operating results.

•	Disclosing each line item could lead investors to believe that the financial projections are similar to, and have the same degree of precision and accuracy as, actual historical financial statements, which could be misleading given the limited purpose for the presentation of the financial projections and the inherent uncertainties and risks in financial projections.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 9, 2015

Brookfield Asset Management Filing Persons’ Purposes, Alternatives, and Reasons, page 13

9.	If any of the filing persons have explored, considered or investigated the possibility of a sale of all or some of the assets of company, or the re-listing of the company or a substantial part of its business on another exchange after the proposed merger, please describe in the proxy statement.

The Filing Persons respectfully advise the Staff that none of the Filing Persons have explored, considered or investigated the possibility of a sale of all or some of the assets of Brookfield Residential, or the re-listing of Brookfield Residential or a substantial part of its business on another exchange after the proposed merger.

The Filing Persons have each authorized us to acknowledge on its behalf that (1) such Filing Person is responsible for the adequacy and accuracy of the disclosure provided by such Filing Person in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) no Filing Person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment No. 1 or these responses, please feel free to contact me at +1 (212) 225-2990 or Jennifer C. Bender at +1 (212) 225-2112.

Sincerely,

/s/ Neil Q. Whoriskey

cc: Jennifer C. Bender, Esq.